

Mail Stop 3720

November 9, 2006

Ralph E. Hardy, Esq.
Executive Vice President and General Counsel
National CineMedia, Inc.
9110 E. Nichols Ave., Suite 200
Centennial, Colorado 80112-3405

> **Re: National CineMedia, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 13, 2006**
> **File No. 333-137976**

Dear Mr. Hardy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as beneficial ownership amounts and various payments. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

2.   We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3.   Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

4.   Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

5.   We note the industry and market data listed on page ii. Please provide us with marked copies of any materials that support the statements made in connection with these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter which documents are publicly available. For all reports that have been prepared specifically for you, file consents from the third parties.

6.   Also, note that your prospectus summary should immediately follow your cover page and table of contents. Please move the industry and market data section on page ii and any necessary explanation of terms to the summary or later part of the prospectus.

7.   Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. For example, revise to delete unnecessary definitions, such as "Regal," "Cinemark" and "AMC" when the meanings of the terms are clear from context after you have used the companies' full names once. Also minimize your use of acronyms. As three examples, instead of defining exhibitor services agreements as "ESAs," lobby entertainment network as "LEN," and digital content network as "DCN," consider including the entire names. This will make the disclosure easier to understand.

Prospectus Summary, page 1

8.   As currently drafted at eighteen pages, the summary section is far too long. Also, much of the summary simply repeats disclosure in your Business discussion and elsewhere. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the company and the offering that are the most significant and determine how best to highlight those points in clear, plain language. We may have further comments once you have revised your summary disclosure.

9. We remind you that your summary should present a balanced picture of your operations. For example, please disclose in the forefront of your summary that

- you are a holding company with only a minority interest in your operating subsidiary;

- your business model is almost entirely dependent upon contractual arrangements with affiliates that, if terminated, would significantly limit or reduce your ability to generate revenue;

- your business success is directly related to the success of your founding members;

- the contractual arrangements with the founding members are non-arms' length and may not be as favorable to you as if entered into with unaffiliated third parties; and

- box office attendance is down in each of 2003, 2004 and 2005.

These are meant as examples only and should not be considered exhaustive. Also include a brief summary in one place of the ways in which the founding members benefit by the transactions related to the reorganization, ranging from the aggregate compensation for the exhibitor services agreements modifications and redemption of their NCM LLC preferred membership units to the various business agreements you will have with them or their affiliates.

10. You state on page one, and throughout, that you "operate the largest digital in-theatre network in North America." In light of the fact that you provide advertising, business meetings and event services to your founding members and to network affiliates, please provide us with the basis for such a description.

11. We note your statement under "Attractive Financial Characteristics" on page four that you do not expect to make any major capital investments to maintain and grow your operations as your network of theatres expands. In your business section or other appropriate location, please elaborate on the reasons for this, including an expanded analysis of to the exhibitor services agreements and the "scalable nature" of your business model, a statement which we believe needs clarification. Moreover, reconcile your belief that no capital investments are needed with the risk factor on page 22 ("If we do not make investments in maintaining and improving our technology….").

12. Under Reorganization on page six, we note that the recapitalization of NCM LLC will result in a distribution to the founding members of common membership

units and preferred membership units in exchange for each outstanding common membership unit. In an appropriate location, please clarify, if true, that <u>all</u> of the preferred membership units will be redeemed with the proceeds of the $725 million term loan. Please also clarify the purpose for issuing the preferred membership units as it appears they will be redeemed in connection with this offering.

13.   Please refer to the heading "Our Relationship with Our Founding Members" on page nine. In an appropriate location, please disclose how you intend to ensure that all current, proposed and future arrangements with your founding members will be on terms that are as favorable as those that could be arrived at on an arms' length basis.

14.   You disclose under "Financing Transaction" on page 10 that the term loan will be used to repay NCM LLC's existing credit facility and the expenses related to this offering. In an appropriate location, please disclose the amounts that will be allocated to each.

<u>Summary Historical and Pro Forma Financial And Operating Data, pages 15-18 and Unaudited Pro Forma Financial Information, pages 39-40</u>

15.   Please revise the pro forma financial information to begin with the registrant, NCM, Inc., and include separate columns for each of the transactions, such as the issuance of shares to NCM LLC, etc.

16.   Refer to the discussion on page 17 of the payments from AMC and the issuance of common membership units in NCM LLC to AMC prior to the offering. Please expand the discussion to explain how the number of common units to be issued was computed and explain the accounting for the issuance and future payments.

17.   Revise the introduction to each section to state the specified time period for the Loews payments or what facts and circumstances will determine the time period. Please revise page 66 and throughout the prospectus accordingly.

18.   Please expand the disclosure on page 39 to explain how the exhibitor services agreements relate to the transactions underlying the joint venture and the reason for reflecting the exhibitor services agreements in the pro forma financial information. Please expand Notes 2, 3 and 4 on pages 43 and 44 to explain, step by step, each agreement in place during the period and any change, quantifying the effects of each change.

19.   Please tell us the basis for your belief that the restructuring charges are non-recurring and therefore should be eliminated from the pro forma financial

information. Please use the guidance in Article 11 of Regulation S-X in your response.

20.   Addressing the relevant accounting literature, tell us in more detail the basis for your accounting related to the payment of the net proceeds from the sale of membership units by NCM LLC to the founding members described in adjustments 4 and 5 on page 46.

Risk Factors, page 19

21.   You conclude in a substantial number of your risk factors that the risk described would have a "material adverse effect" or "adverse effect," or would "negatively affect" or "adversely affect" your business, operating results and financial condition. We also note numerous instances where you state that your business, operating results and financial condition would be "adversely affected." Please avoid reaching such broad conclusions by eliminating reliance on such generic language and replacing these and other examples with specific disclosure of how your business, operating results and financial condition would be affected.

Changes in the Exhibitor Services Agreements…, page 19

22.   The third paragraph of this risk factor pertaining to cross-marketing or other strategic relationships entered into by your Founding Members appears to represent a risk that is distinct from the heading. Please revise to discuss this risk under a separate heading.

If one of our Founding Members declares bankruptcy…page 20

23.   Disclose the dates that each of the major motion pictures companies you list declared bankruptcy. Also, so that investors may realize the extent of the risk, note if there was a general industry reason for the bankruptcies since 1999.

The loss of any major content partner or advertising customer…, page 22

24.   Tell us why you have chosen 12% or greater of your pro forma revenue as a threshold. Item 101(c)(vii) of Regulation S-K refers to 10%. Also tell us why you state "individually accounted for over 12%...in the aggregate…." Finally, identify the 10% or greater customers and allocate the percentage of revenue attributable to each for all periods presented, including the 9 months ended December 29, 2005 and the six months ended June 29, 2006. Provide similar disclosure in the business section.

Different interests among our Founding Members…., page 27

25.   Disclose what, if any, mechanisms are in place to resolve potential conflicts between you and your founding members or between your founding members.

The corporate opportunity provision in our certificate of incorporation….page 27

26.   The second sentence of this risk factor describing the corporate opportunity provision of your certificate of incorporation is difficult to follow. Please revise it.

The agreements between us and our Founding Members…., page 28

27.   This risk factor is vague and does not adequately describe the risks posed to investors in this offering. Revise to clearly address the nature and implications of these non-arms' length transactions and agreements.

Any future issuance of membership units by NCM LLC …, page 29

28.   To assist investors in realizing the extent of the risk, state whether there is a limit on the number of shares of common stock you may issue upon redemption of a founding member's NCM LLC membership unit.

If we or our Founding Members are determined to be an investment company…, page 29

29.   Provide us in your response letter with your analysis as to why you are not an investment company under the Investment Company Act, including discussion as to how your role as sole manager of NCM LLC is significant in determining whether your interest in NCM LLC could be deemed an investment security, as you suggest in this risk factor. Also, tell us how you considered, in your investment company analysis, the degree of founding members' influence on your business and in various decision-making processes of NCM LLC, which you describe on pages 115, 127 and 128 and elsewhere in the prospectus.

Dividend Policy, page 35

30.   You state that you "intend to distribute as dividends to [y]our common stockholders a substantial portion of the distributions [you] receive from NCM LLC." Significantly expand your discussion of the various factors in the first paragraph that would determine the decision to declare dividends. Among your revisions, discuss the extent to which debt agreements affect your ability to pay, and the amount of, the dividend. Describe the "legal requirements" that restrict your ability to pay dividends. Provide further details regarding NCM LLC's ability to make the distributions to you that will enable your dividends, including

the assumptions you have made regarding the distributions. Explain what you mean by "free cash flow" and why this non-GAAP item is an appropriate measure for your dividend policy. Mention here the "current and anticipated cash needs" that would affect your decision to pay dividends.

31.   In addition, indicate the other business purposes or operating needs for which you will not apply your available cash given your intention to use the cash to pay dividends.

Dilution, page 37

32.   Quantify the further dilution to new investors that will occur upon exercise of your stock options that will be outstanding immediately following the offering,

Management's Discussion and Analysis, page 52

33.   Refer to the discussion of the historical financial statements on page 24. We note that the historical financial statements of RCM and NCN include screen access charges at different rates that those in effect after the formation of NCM LLC and that the rates will change again after completion of the financing transaction and reorganization. Please revise management's discussion and analysis to discuss the comparative historical financial statements, explaining any differences in revenues and expenses in light of these changes, rather than only discussing total advertising contract value and total operating expenses. Please expand the discussion so that the reader can fully understand the impact of the changing related party agreements and the related revenues and expenses from period to period.

34.   Please include audited financial statements of the registrant, NCM, Inc. Also, disclose the relevant factors that you considered in determining the basis for consolidation of NCM LLC.

Overview, page 52

35.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding the Overview section to address any known trends or uncertainties that could materially affect your results of operations in the future, such as trends in your industry, including declining attendance over the past several years; technological threats to your industry,

including reduced or eliminated "release windows"; developments within your own corporate structure that might impact your revenue model and growth, such as the shift from quarterly to monthly payments under the exhibitor services agreements and the quantified impact of this shift; the increased debt load that will exist in connection with the new $725 million term loan; and the addition of the Century theatre circuit and the expected impact of this. These are examples only and are not meant to be exhaustive.

36.   Address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company. In this regard, we note your risk factor on page 23 regarding the increase in costs as a result of becoming a public company.

Results of Operations, page 57

37.   Include a discussion of net income (loss) for each period and the reasons for any material changes.

Corporate History and Reorganization, page 66

38.   Please discuss the business reasons the founding members had in determining to use the current NCM LLC structure for their respective cinema advertising and meeting and events operations.

Management, page 97

39.   Please provide Mr. Ferrerra's business description from October 2005 to May 2006.

40.   Once you have determined who will be on the board of directors at the time of the offering, to which class of the board each director will belong, and on which committees each director will serve, revise your disclosure to include this information. Also, we remind you to file consents for any persons about to be named as directors who have not signed the registration statement. See Securities Act Rule 438. Further, once you have determined your non-employee director compensation, please disclose it in the director compensation section.

Executive Compensation, page 101

41.   Under "NCM LLC Options" on page 104, you indicate that option holders will receive "IPO awards." Please identify the recipients of these, the terms of the awards and the number of awards that will be granted.

Certain Relationships and Related Party Transactions, page 110

42.   Under "Exhibitor Services Agreement (ESAs)" on page 110, please elaborate on the "certain financial performance" conditions that must be met to ensure automatic renewal.

43.   Under "Payments" on page 112, elaborate on the costs associated with providing the services as mentioned in the last paragraph.

44.   Under "Equipment" on page 112, we note that NCM LLC will have to pay the costs associated with landline connections from NCM LLC to a founding member's WAN. In your response letter, please tell us the likelihood that such a connection might have to be made, whether it has ever occurred, and the cost that such a connection might run.

NCM LLC Operating Agreement, page 115

45.   Under "Distributions," disclose who determines the amount of cash reserved and needed to meet the business needs of NCM LLC. Also disclose both here and in the liquidity section of management's discussion and analysis the amount of cash that is restricted under the terms of all indebtedness that will be in effect after this offering.

46.   Under "Adjustment of Membership Units" on page 116, further describe the mechanism for adjusting the number of membership units held by the founding members.

47.   Clarify under "Preferred Unit Redemption Right" that NCM LLC intends to redeem all preferred units as part of the reorganization undertaken in connection with this offering.

Tax Receivable Agreement, page 116

48.   Please confirm the cross-reference in the last bullet point, "Transactions with Founding Members -- NMC LLC Operating Agreement -- Common Unit Redemption Right."

Digital Cinema Services Agreement, page 123

49.   Please elaborate as to the engagement letter you have with JP Morgan Securities.

Principal Stockholders, page 124

50.   You indicate that no shares of common stock subject to options are currently exercisable or exercisable within 60 days. Please confirm that this statement extends to the IPO awards and/or other equity incentive plan options to be issued or otherwise already outstanding or to be issued "in substitution" as a result of this offering.

51.   We note from footnote one that the NCM LLC common membership units are redeemable at your option for shares of common stock on a one-for-one basis or a cash payment equal to the market price of one share or any combination of cash and stock. Please provide additional footnote disclosure indicating the number and percentage of shares of common stock each member would receive if its units were redeemed by you in full. Please also clarify whether redemption is solely at your option or whether only the payment method is. Finally, disclose in the certain relationships section the factors you will consider in determining whether to redeem the common units.

Underwriting, page 136

52.   Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by the founding members before the lock-up period's expiration.

Financial Statements – National CineMedia, LLC

Note 1 – The Company and Basis of Presentation, page F-7

53.   We note that you recorded the assets and liabilities of Regal and NCN at historical cost. However, we also note that NCN was deemed to be the acquired company. In this regard, tell us why you did not apply purchase accounting to the acquisition of NCN.

54.   Refer to page 6. We note that the Founding Members are to receive compensation for the modification of payment obligations under ESAs. Please disclose these modifications as a subsequent event or provide an accounting policy for recognition of this expense.

55.   Refer to page 19. We note that the ESAs can be terminated. Please expand the disclosure on page F-8 to explain the termination provisions of the ESAs.

Note 2 – Summary of Significant Accounting Policies, page F-9

56.   Please expand your revenue recognition policy on page F-9 to describe the
        Administrative fees and how they relate to the Legacy Contracts.

57.   Please expand your accounting policy for Operating Costs on page F-9 to include
        a description of the circuit share expenses.

58.   We note on pages F-25 and 56 that circuit share expenses are a percentage of
        revenue. Tell us in detail your basis for recording revenues gross of the related
        party circuit share expense.

59.   Please revise to include an accounting policy for Amounts due to Members.

Note 9 – Stock Option Plan, page F-16

60.   Refer to the discussion of equity awards on page 105. Expand Note 9 to explain
        the financial statement impact of additional equity awards of options or restricted
        units at the time of the IPO. Also, tell us how these additional awards were
        reflected in the pro forma financial information.

61.   Refer to page F-27. Tell us how you computed the estimate of equity value based
        on your expected pricing of the IPO.

62.   We note on page F-34 that office closure expenses and restructuring charges are
        excluded from the NCN financial statements. Please tell us what the disclosure
        represents and how it relates to the office closure expense and restructuring
        charge for NCN on page F-30.

Financial Statements – National CineMedia, Inc.

63.   We note on page F-25 that circuit share expenses are a percentage of revenue.
        Tell us the basis for recording revenues gross of the related party circuit share
        expense.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Hardy
National Cinemedia, Inc.
November 9, 2006
Page 13

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, Cheryl Grant, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director